                                                                   April 3, 1984



Amdahl Corporation
1250 East Arques
Sunnyvale, CA 94086
U.S.A.



Attention:   Mr. John C. Lewis
             President



Gentlemen:

         This letter will confirm the agreements and representations of Fujitsu Limited ("Fujitsu") and Amdahl Corporation ("Amdahl") with respect to the acquisition by Fujitsu of 6,007,532 shares (the "Shares") of Amdahl Common Stock, $.05 par value ("Common Stock") and warrants to purchase 2,490,000 shares of Common Stock expiring December 31, 1984 ("Warrants") from Heizer Corporation ("Heizer"). For purposes of this Agreement, the term "Amdahl Equity Securities" at a particular time shall mean all shares of Amdahl Common Stock, $.05 par value, Amdahl Preferred Stock and any other class or series of equity securities then authorized in the Amdahl Certificate of Incorporation, and all such securities issuable upon conversion or exercise of any then outstanding options, warrants or convertible securities of Amdahl.

         1. Neither Fujitsu nor any majority-owned subsidiary of Fujitsu (collectively called "Fujitsu Group") will, without the prior approval of Amdahl, directly or indirectly, acquire any Amdahl Equity Securities, whether in the open market, directly from Amdahl, directly from other Amdahl security holders, or otherwise, if such acquisition would result in the Fujitsu Group's Percentage Ownership of Common Stock Outstanding On A Fully Diluted Basis exceeding 49.5% of all Common Stock Outstanding On A Fully Diluted Basis. "Common Stock Outstanding On A Fully Diluted Basis" shall mean all shares of Common Stock having voting power in the election of directors outstanding at any time plus all shares of Common Stock issuable upon conversion of exercise of securities convertible into, and rights to acquire, Common Stock having voting power in the election of directors outstanding at any time.

         2. Section 1(a)(i) of the Amdahl/Fujitsu 1982 Agreement, dated as of March 4, 1982, is hereby amended so as to delete the number "31.3%" wherever it appears and to substitute therefor the number "49.5%.

         3. The provisions of this Agreement will become effective on the date of the closing of the purchase of the Shares and Warrants by Fujitsu from Heizer and shall remain in full force and effect until the tenth anniversary of such date, or earlier termination as provided below, after which such provisions, except for provisions of Section 2 above, which shall survive, shall become null and void and will cease to have any further force or effect, provided, however, that this Agreement (except for Section 2) may be terminated by Fujitsu or by Amdahl by delivering a written notice of termination to the other party at any time during the period from April 1, 1990 to June 30, 1990.

         4. Each party hereto acknowledges that the breach of any of its agreements contained herein would result in irreparable damage to the other which could not be adequately compensated in monetary damages.

         5. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

         If the foregoing correctly sets forth the understanding between us, please execute this letter in the space provided below, whereupon it will become a binding agreement between us pursuant to its terms.

                                                Very truly yours,


                                                FUJITSU LIMITED


                                                By: /s/ Takuma Yamamoto
                                                    --------------------------
                                                       Takuma Yamamoto
                                                       President


Acknowledged and agreed to:

AMDAHL CORPORATION



By: /s/ John C. Lewis
    ---------------------------